Exhibit 4.3
DESCRIPTION OF COMMON STOCK REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

General
The following is a description of our common stock, par value $0.33⅓ per share (“common stock”).  The following summary is not meant to be complete and is qualified by reference to our Restated Articles of Incorporation (the “Articles”) and our Third Amended and Restated By-Laws (the “By-Laws”), which are incorporated by reference as exhibits to this Annual Report on Form 10-K.
We have authorized the issuance of 150,000,000 shares of common stock and 1,000,000 shares of preferred stock, $1.00 par value share (“preferred stock”).
Common Stock
The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders.  Holders of common stock do not have cumulative voting rights.  Therefore, holders of more than 50% of the shares of common stock are able to elect all of our directors eligible for election in a given year.  The holders of common stock are entitled to dividends and other distributions out of assets legally available if and when declared by the board of directors.  Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share pro rata in the distribution of all of our assets remaining available for distribution after satisfaction of all liabilities, including any prior rights of any preferred stock which may be outstanding.  There are no redemption or sinking fund provisions applicable to the common stock.
Our common stock is traded on the New York Stock Exchange under the symbol “DY.”
Potential Issuances of Preferred Stock
Under the Articles, series of the preferred stock may be created and issued from time to time by our board of directors, with such rights and preferences as they may determine.
Although our board of directors has no intention at the present time of doing so, it could issue a class or series of preferred stock that could, depending on the terms of such class or series, impede completion of a merger, tender offer or other takeover attempt that some, or a majority, of stockholders might believe to be in their best interests or in which stockholders might receive a premium for their shares over the then-current market price of such shares.
Material Provisions of our Articles of Incorporation, By-Laws and Other Agreements
Classified Board. The Articles provide that the board of directors is divided into three classes, as nearly equal in number as possible, with one class of directors being elected each year for a three-year term.  The classification of the board may have the effect of delaying a change in a majority of the members of our board of directors.
Shareholder Approval. The Articles require approval of 80% of the outstanding shares of our capital stock entitled to vote in elections of directors for any merger with or into another corporation or any sale or transfer of all or a substantial part of our assets to, or any sale or transfer to us or any subsidiary in exchange for our securities or any assets (except assets valued at less than $1,000,000) of, any other corporation or person, if at the time such other corporation or person is the beneficial owner, or is affiliated with the beneficial owner, of more than 20% of the outstanding shares of our capital stock entitled to vote in elections of directors. This requirement is not applicable to any such transaction with another corporation which was approved by our board of directors prior to the time that such other corporation became a holder of more than 20% of the outstanding shares of our capital stock.
Change of Control Agreements. We have agreements with certain of our executive officers which provide for substantial compensation (in general terms, continuation of up to eighteen months the officer’s base salary and vesting of all equity-based awards awarded to the officer pursuant to any of our long-term incentive plans), upon our termination of the officer’s employment without cause or the officer’s resignation of his employment for good reason on or prior to the second anniversary following the consummation of a change of control in our company.  A change of control is defined as any person’s acquisition of more than 20% of our outstanding securities, the sale or transfer of substantially all of our assets to someone other than one of our wholly-owned subsidiaries, or a change of control of the board of directors.

Indemnification. Our By-Laws require us to indemnify each of our directors and officers to the fullest extent permitted by law and limits the liability of our directors and stockholders for monetary damages in certain circumstances.
Anti-Takeover Effects of Florida Law
Control Shares. The Florida Business Corporation Act contains provisions eliminating the voting rights of “control shares,” which are defined as shares which give any person, directly or indirectly, ownership of, or the power to direct the exercise of voting power with respect to, 20% or more of the outstanding voting power of an “issuing public corporation.”  A corporation is an issuing public corporation if it has at least 100 shareholders, its principal place of business, principal office or substantial assets are in Florida and either more than 10% of its shareholders reside in Florida, more than 10% of its shares are owned by Florida residents or 1,000 shareholders reside in Florida.  The voting rights of control shares are not eliminated if the articles of incorporation or the bylaws of the corporation prior to the acquisition provide that the statute does not apply.  Voting rights are restored to control shares if, subsequent to their acquisition, the corporation’s shareholders (other than the holder of control shares, officers of the corporation and employee directors) vote to restore such voting rights.
Affiliated Transactions. The Florida Business Corporation Act also restricts “affiliated transactions” (mergers, consolidations, transfers of assets and other transactions) between “interested shareholders” (the beneficial owners of 10% or more of the corporation’s outstanding shares) and the corporation or any subsidiary.  Affiliated transactions must be approved by two-thirds of the voting shares not beneficially owned by the interested shareholder or by a majority of the corporation’s “disinterested” directors.  The statutory restrictions do not apply if the corporation has had fewer than 300 shareholders of record for three years, the interested shareholder has been the beneficial owner of at least 80% of the outstanding shares for five years, the interested shareholder is the beneficial owner of at least 90% of the corporation’s outstanding voting shares, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors, or certain consideration is paid to all shareholders.
The provisions of the Articles and By-Laws and the change of control agreements and the application of the anti-takeover provisions of the Florida Business Corporation Act could have the effect of discouraging, delaying or preventing a change of control not approved by the board of directors which could affect the market price of our common stock.